Exhibit (d)(4)
FIRST AMENDMENT
TO THE
TRUST AGREEMENT
FOR
GREENVILLE FEDERAL FINANCIAL CORPORATION
AMENDED AND RESTATED
2006 EQUITY PLAN
     This First Amendment (this “Amendment”) to the Trust Agreement (the “Trust Agreement”) for Greenville Federal Financial Corporation Amended and Restated 2006 Equity Plan (the “Plan”) is effective as of June 17, 2008.
     WHEREAS, the Greenville Federal Financial Corporation (the “Company”) adopted the Plan, which was subsequently approved by the stockholders of the Company and of Greenville Federal MHC, the mutual holding company of the Company;
     WHEREAS, pursuant to the Plan and the Trust Agreement, the Company established the Trust (as defined in the Trust Agreement) upon the terms and subject to the conditions contemplated by the Plan;
     WHEREAS, pursuant to Section 10.00 of the Plan, the Committee amended and restated the Plan to comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”); and
     WHEREAS, the Company desires to amend the Trust Agreement to reflect the amendments made to the Plan and for compliance with Section 409A of the Code.
     NOW, THEREFORE, the Company hereby amends the Trust Agreement effective as of the date first written above as follows:
1. The title of the Trust Agreement is hereby deleted in its entirety and the following is substituted therefor:
“TRUST AGREEMENT FOR GREENVILLE FEDERAL FINANCIAL CORPORATION AMENDED AND RESTATED 2006 EQUITY PLAN”
2. Section 1.00 of the Trust Agreement is hereby modified by adding the following definitions thereto:
Act. The Securities Exchange Act of 1934, as amended, or any successor statute of similar effect, even if the Company is not subject to such act.
Bank. Greenville Federal, a savings bank chartered under the laws of the United States.

3. The definition of “Employee” in Section 1.00 of the Trust Agreement is hereby deleted in its entirety and the following is substituted therefor:
Employee. Any person who, on any applicable date, is a common law employee of the Company or any Related Entity. A worker who is classified as other than a common law employee but who is subsequently reclassified as a common law employee of the Company or a Related Entity for any reason and on any basis will not retroactively be reclassified as an Employee for any purpose of this agreement.
4. The definition of “Plan” in Section 1.00 of the Trust Agreement is hereby deleted in its entirety and the following is substituted therefor:
Plan. The Greenville Federal Financial Corporation Amended and Restated 2006 Equity Plan.
5. The definition of “Related Entity” in Section 1.00 of the Trust Agreement is hereby deleted in its entirety and the following is substituted therefor:
Related Entity. Any entity that is or becomes related to the Company through common ownership as determined under Sections 414(b) or (c) of the Code but modified as permitted under Treas. Reg. § 1.409A-1(b)(5)(iii)(E)(1).
6. Section 4.01 of the Trust Agreement is hereby modified by deleting the second sentence thereof in its entirety and substituting the following therefor:
Such amounts shall be paid to the Trust at the time of contribution.
7. Section 5.01 of the Trust Agreement is hereby deleted in its entirety and the following is substituted therefor:
5.01 Timing of Distributions. Retention Shares shall be distributed to the Participant or his Beneficiary, as the case may be, at the time specified in the Plan, together with any cash dividends, returned capital and earnings thereon with respect to Retention Shares that have been earned.
8. Section 5.02 of the Trust Agreement is hereby modified by deleting the last sentence thereof in its entirety and substituting the following therefor:
Payments representing fractional shares, cash dividends, returned capital and any earnings thereon shall be made in cash.

9. Section 5.03 of the Trust Agreement is hereby deleted in its entirety and the following is substituted therefor:
5.03 Withholding. To the extent applicable and unless an alternative withholding method is permitted by the Committee, in its sole discretion, in accordance with the Plan, the Company will withhold from other amounts owed to the Participant, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state and local withholding tax requirements on any Award.
10. Section 5.04 of the Trust Agreement is hereby deleted in its entirety and the following is substituted therefor:
Section 5.04 Regulatory Exceptions. Notwithstanding anything to the contrary in the Plan, no Retention Shares, upon becoming fully earned and non-forfeitable, shall be distributed unless and until all of the requirements of all applicable laws and regulations have been met, and settlement shall be made at the earliest date on which the Company reasonably anticipates that the settlement will not cause such violation. For purposes of this section, a violation of applicable law does not occur solely because settlement would cause inclusion of any amount in gross income or the application of any penalty provision or other provision of the Code.
11. Section 7.01 of the Trust Agreement is deleted in its entirety and the following is substituted therefore:
7.01 Adjustments for Capital Changes. If there is a Stock dividend, Stock split, recapitalization (including payment of an extraordinary dividend), merger, consolidation, combination, spin-off, distribution of assets to stockholders, exchange of shares, or other similar corporate change affecting shares of the Stock, the Committee will appropriately adjust, subject to the limitations contained in 12 C.F.R. Section 563b.500, the number of shares and other limitations applicable to outstanding or subsequently granted Awards, and any other factors, limits or terms affecting any outstanding or subsequently granted Awards. Notwithstanding the foregoing, an adjustment pursuant to this section shall be made only to the extent such adjustment complies, to the extent applicable, with Section 409A of the Code.

     IN WITNESS WHEREOF, the following Trustees execute this Amendment, accepting and binding themselves to undertake and perform the obligations and duties of the Trustee hereunder and consenting to the foregoing amendment effective the 21st day of April, 2009.

By:	/s/ Richard J. O’Brien	(Trustee)

By:	/s/ Eunice F. Steinbrecher	(Trustee)

     IN WITNESS WHEREOF, Greenville Federal Financial Corporation has caused this Amendment to be executed by its duly authorized officer and duly attested, all as of the 21st day of April, 2009.

GREENVILLE FEDERAL FINANCIAL CORPORATION
By:	/s/ James W. Ward
	Print Name:	James W. Ward
	Its:	Chairman of the Board

ATTEST:
By:	/s/ Susan J. Allread
	Print Name:	Susan J. Allread
	Its:	V.P., Secretary, Treasurer & CFO

4